United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

May 2013

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release

Signature Page

LISTED COMPANY

CORPORATE TAX CODE (CNPJ) # 33,592,510/0001-54

BOARD OF TRADE REGISTRATION (NIRE) # 33,300,019,766

EXCERPT OF THE MINUTES OF THE

ORDINARY BOARD OF DIRECTORS MEETING OF VALE S.A.

On April 24, 2013, at 9:30 am, met, ordinarily, at Vale’s head office, at Avenida Graça Aranha, 26, 19th floor, Rio de Janeiro, Messrs. Dan Conrado — Chairman, Nelson Henrique Barbosa Filho (by  teleconference), Robson Rocha, Marcel Juviniano Barros, Renato da Cruz Gomes, João Batista Cavaglieri and José Mauro Mettrau Carneiro da Cunha, and the alternates Messrs. Luiz Maurício Leuzinger, Hajime Tonoki, Eduardo de Oliveira Rodrigues Filho and Caio Marcelo de Medeiros Melo, and also Mr. Clovis Torres as secretary, having unanimously resolved upon the following: “DESIGNATION OF THE CHAIRMAN AND VICE CHARMAIN OF THE BOARD OF DIRECTORS — The Board of Directors resolved to designate Messrs. Dan Conrado and Mário da Silveira Teixeira Júnior as Chairman and Vice Charmain, respectively, of the Board of Directors of Vale”.” I hereby attest that the deliberation above were excerpted from the Minutes taken from the Registry of the Minutes of the Board of Directors Meetings of the Company.

Rio de Janeiro, April 24, 2013.

Clovis Torres

Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Roberto Castello Branco
Date: May 7, 2013		Roberto Castello Branco
Director of Investor Relations